JUL - 7 2008

Washington, DC
110

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

[redacted]

08003700

Date July 3, 2008
Contact Martina C. Erni-Schuler

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

PROCESSED
JUL 11 2008
THOMSON REUTERS

Enclosure

- **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, July 3, 2008 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on July 2, 2008, their sale positions exceeded the 5 % threshold as at June 27, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 1.86%

- 83 280 long call options with 83 280 (0.59 %) voting rights conferred *)
- 180 039 short put options with 180 039 (1.27 %) voting rights conferred *)

Sale positions:

SEC Mail Processing Section

Percentage of voting rights from underlying shares: 5.32 %

- 354 934 short call options with 354 934 (2.51 %) voting rights conferred *)
- 397 215 long put options with 397 215 (2.81 %) voting rights conferred *)

JUL - 7 2008

Washington, DC
110

The shareholder's contact person for the present notification is:

François Seydoux, Case postale 300, 1001 Lausanne

Tel +44 21 212 17 70, Fax +44 21 212 10 95

---

*) Based on a recommendation by SWX Swiss Exchange of July 2, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

Drive Systems

Stückeherstellung
- Fahrzeuge / Ferrari, Audi Marken
- Bohrinsel Rohr in d. Erde

Coating

- Formel 1 Motoren
- gr. Hilti's Maschine

bei Harddisk / Auslesehöpfe von uns
Metallisierung immer noch

Schleifeinsätze
Bohreinsätze

Wafer heißt Halbleiter also Chip für
alles Technik

Components

Bereich Optic soll verkauft werden
bunte Scheiben für - Beamer
Disko usw.

Solar wir beschichten auf Glas 2 Schicht

Leybold Vaccum

- Turbinen
- Vaccumpumpen
wir haben Hardware für Herstellung von Solar.

Textil

Kleider oder Teppichen werden mit Oerlikon Maschinen produziert, also
Kunstfasern für Rennanzüge

www.oerlikon.com

END